Exhibit 99.1
Independent Auditor’s Report
To the Shareholders and Board of Directors of Manulife Financial Corporation
Opinion
We have audited the consolidated financial statements of Manulife Financial Corporation (the Company), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters.
For each matter below, our description of how our audit addressed the matter is provided in that context.
We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial
Statements section of our report, including in relation to these matters.  Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Valuation of Insurance Contract Liabilities

Key Audit Matter
The Company recorded insurance contract liabilities of $523 billion at December 31, 2024 on its consolidated statement of financial position, of which $383 billion as disclosed in Note 6 ‘Insurance and Reinsurance Contract Assets and Liabilities’ has
been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the
Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk;
and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts or the loss component when the contracts are onerous. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions. Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Material Accounting Policy Information’ and Note 6 ‘Insurance and
Reinsurance Contract Assets and Liabilities’ of the consolidated financial statements.
Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.
To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with IFRS. We performed audit procedures over key assumptions, including testing the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent estimate of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company and to industry and other external sources for benchmarking. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the
Company’s results.  We also assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.

Valuation of Invested Assets and Derivatives with Significant Non-Observable Market Inputs

Key Audit Matter
The Company recorded invested assets of $93.9 billion, as disclosed in Note 3 ‘Invested Assets and Investment Income’, and
derivative assets and liabilities of $0.2 billion, and $3.4 billion, respectively, as disclosed in Note 4 ‘Derivative and Hedging
Instruments’ at December 31, 2024 within its consolidated statement of financial position which are both (a) measured at fair value and (b) classified as Level 3 within the Company’s hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. Level 3 derivative assets and liabilities primarily include bond forwards. There is increased measurement uncertainty in determining the fair value of these invested assets and derivatives due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity including discount rates, credit ratings and related spreads, expected future cash flows, transaction prices of comparable assets, volatilities, correlations, and repurchase rates. Disclosures on this matter are found in Note 1 ‘Nature of
Operations and Material Accounting Policy Information’, Note 3 ‘Invested Assets and Investment Income’, and Note 4
‘Derivative and Hedging Instruments’ of the consolidated financial statements.
Auditing the valuation of these invested assets and derivatives was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions.  The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation processes. The controls we tested related to, among other areas, management’s determination and approval of assumptions and methodologies used in model-based valuations. The controls we tested also included controls over relevant information technology.
To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant inputs and assumptions used by management.  These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable.
We also performed independent investment valuations on a sample basis to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets and derivatives.

IFRS 9 Hedge Accounting

Key Audit Matter
The Company has designated hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of certain of the Company’s insurance contract liabilities and debt instruments attributable to interest rate risk. The
Company has also established relationships to hedge the risk of fair value changes of certain foreign currency denominated insurance contract liabilities and debt instruments attributable to foreign currency and interest rate risk. Related to the application of these hedges, the Company recognized changes in value of hedged assets of ($462) million, and changes in value of hedged liabilities of $3,646 million, for the year ended December 31, 2024. Disclosures on this matter are found in
Note 1 ‘Nature of Operations and Material Accounting Policy Information’ and Note 4 ‘Derivative and Hedging Instruments’ of
the consolidated financial statements.
Auditing the application of hedge accounting was complex and required the application of significant auditor judgement related to the assessment of the ongoing economic relationship between the risk component of the hedged item and hedging instrument, the assessment that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the application and execution of those strategies, including the implementation of new strategies where applicable, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls over the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination of the resulting accumulated fair value adjustments. The controls we tested also included controls over relevant information technology.
To assess the Company’s application of these hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our hedge accounting and derivative specialists to support our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

Other Information
Management is responsible for the other information. The other information comprises:
•Management’s Discussion and Analysis; and
•The information, other than the consolidated financial statements and our auditor’s report thereon, in the 2024 Annual
Report.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.
The 2024 Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.
Responsibilities of Management and Those Charged with Governance for the
Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with
IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the
Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The partner in charge of the audit resulting in this independent auditor’s report is Michael Cox.
Toronto, Canada
February 19, 2025